

13012411

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL

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Section

FEB 2 8 2013

Washington DC
400

SEC FILE NUMBER

8- 66573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAGE MILL PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 HANOVER STREET
_____
(No. and Street)

PALO ALTO   CA   94034
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 212 450-2880
JACOB SILVERMAN
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
_____
(Name – if individual, state last, first, middle name)

345 PARK AVE   NEW YORK   N.Y.   10154
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JACOB SILVERMAN__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PAGEMILL PARTNERS, LLC__ , as
of __DECEMBER 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

CHRISTOPHER MATTESON
ATTORNEY AND COUNSELOR AT LAW
STATE OF NEW YORK
No. 02MA6125298
Qualified in New York County
My Commission Expires April 11, 2013

_____
Signature

F-INOP

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PAGEMILL PARTNERS, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements & Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member
Pagemill Partners, LLC:

We have audited the accompanying financial statements of Pagemill Partners, LLC (a wholly-owned subsidiary of Duff & Phelps, LLC), which comprise the statement of financial position as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Pagemill Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 27, 2013

PAGEMILL PARTNERS, LLC

(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2012

Assets

Current Assets		
Cash	$	4,379,492
Accounts receivable		35,638
Prepaid expenses		107,171
Total current assets		4,522,301
Property and equipment, net		14,078
Goodwill		22,384,043
Intangible assets, net		1,755,171
Deposits		42,355
Total assets	$	28,717,948

Liabilities and Member's Capital

Deferred revenue	$	460,426
Payable to Parent Company		329,451
Total current liabilities		789,877
Member's capital		27,928,071
Total liabilities and member's capital	$	28,717,948

See accompanying notes to financial statements.

PAGEMILL PARTNERS, LLC

(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2012

Total revenues:		
Revenues	$	17,056,222
Reimbursable expenses		182,121
		17,238,343
Direct client service costs:		
Compensation and benefits		10,910,531
Reimbursable expenses		182,121
		11,092,652
Operating expenses:		
Selling, general and administrative		2,046,602
Depreciation and amortization		1,703,733
Regulatory fees and expenses		86,450
Transaction and integration costs		783,837
		4,620,622
Net income	$	1,525,069

See accompanying notes to financial statements.

PAGEMILL PARTNERS, LLC

(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2012

	Member's investment	Undistributed earnings	Total member's capital
Balance as of December 31, 2011	$ 26,405,087	$ (2,085)	$ 26,403,002
Net income	—	1,525,069	1,525,069
Balance as of December 31, 2012	$ 26,405,087	$ 1,522,984	$ 27,928,071

See accompanying notes to financial statements.

PAGEMILL PARTNERS, LLC

(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	1,525,069
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,703,733
Equity-based compensation		763,267
Changes in assets and liabilities providing (using) cash:		
Accounts receivable		233,529
Prepaid expenses		2,378
Deposits		(1,980)
Accounts payable		(225,769)
Deferred revenue		460,426
Payable to Parent Company		(385,441)
Net cash provided by operating activities		4,075,212
Cash flows from investing activities:		
Purchases of property and equipment		(6,083)
Net cash used in investing activities		(6,083)
Net increase in cash		4,069,129
Cash at beginning of year		310,363
Cash at end of year	$	4,379,492

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

Pagemill Partners, LLC (the Company) was formed on January 15, 2003 as a limited liability company under the laws of the State of California. On December 30, 2011, 100% of the Company's outstanding membership interests were purchased by Duff & Phelps Corporation, a leading independent financial advisory and investment banking firm.

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2012. The Company performs private placement of debt and equity securities, merger and acquisition advisory, financial advisory and restructuring advisory services. The Company is a wholly-owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member.)

On December 30, 2012, Duff & Phelps Corporation, the parent company of the Member, entered into a definitive merger agreement under which a consortium comprising controlled affiliates of or funds managed by The Carlyle Group, Stone Point Capital LLC, Pictet & Cie and Edmond de Rothschild Group will acquire Duff & Phelps Corporation for $15.55 per share in a cash transaction valued at approximately, $665.5 million. The transaction is expected to close in the first half of 2013, subject to customary closing conditions including receipt of stockholder and regulatory approvals.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Monthly advisory fees are recognized when earned and payment is reasonably assured. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

The Company has engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

(c)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(d)   *Personal Assets and Liabilities*

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(e)   *Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which ranges from three to five years.

(f)   *Intangible Assets*

Intangible assets are amortized on a straight-line basis over the period of expected benefit, which ranges from two to three years.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The Company has not identified any such impairment losses during the year ended December 31, 2012.

(g)   *Impairment of Long-Lived Assets*

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business

and significant negative industry or economic trends. Recoverability of an asset is measured by comparison of its net book value to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value or the present value of projected net cash flows using a discount rate commensurate with the risk inherent in the Company's current business model. The Company did not identify or recognize an impairment loss during the years ended December 31, 2012.

(h) *Income Taxes*

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

(i) *Leases*

The Company leases office facilities under non-cancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease. Rent expense is reflected in the Company's financial statements on a straight-line basis over the term of the lease.

(j) *Limited Liability*

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(k) *Cash*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(l) *Accounts Receivable*

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due amounts, client creditworthiness and other current available information.

(m) *Subsequent Events*

Management has evaluated subsequent events through February 27, 2013.

(3) Property and Equipment

The following table summarizes property and equipment:

Cost		
Office furniture, computers and equipment	$	66,560
Accumulated depreciation		(52,482)
Property and equipment, net	$	14,078

Depreciation expense for property and equipment was $31,904 for the year ended December 31, 2012.

(4) Intangible Assets

The following table summarizes intangible assets:

Cost		
Customer relationship	$	3,177,000
Non-compete agreements		250,000
Total cost		3,427,000
Accumulated amortization		(1,671,829)
Intangible assets, net	$	1,755,171

Amortization expense for intangible assets was $1,671,829 for the year ended December 31, 2012.

(5) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent its allocable share of expenses and costs incurred by the Parent Company. The nature of the allocation is based on 100% of direct expenses, whereby shared management expenses are recognized on the books of the Company. These expenses are paid by the Parent and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 120% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(6) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $3,589,615 at December 31, 2012 which is $3,567,652 in excess of its net capital requirement of $21,963. Aggregate indebtedness was $329,451 at December 31, 2012.

(7) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

PAGEMILL PARTNERS, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2012

Aggregate indebtedness	$	329,451
Net capital:		
Member's capital	$	27,928,071
Deductions		(24,338,456)
Net capital		3,589,615
Less minimum required capital		(21,963)
Excess net capital	$	3,567,652
Percentage of aggregate indebtedness to net capital		9.2%

There is not a material difference between the Company's computations of aggregate indebtedness and net capital as first reported by the Company on January 24, 2013 in Part II A on Form X-17A-5, as of December 31, 2012, as amended and filed on February 27, 2013.

See accompanying report of independent registered public accounting firm.

PAGEMILL PARTNERS, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2012 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

PAGEMILL PARTNERS, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Member
Pagemill Partners, LLC:

In planning and performing our audit of the financial statements of Pagemill Partners, LLC (the Company) (a wholly-owned subsidiary of Duff & Phelps, LLC), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

15

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
066573   FINRA   DEC
PAGEMILL PARTNERS LLC        10*10
2475 HANOVER ST
PALO ALTO CA 94304-1114
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine Marchetta
973-775-8258

2. A. General Assessment (item 2e from page 2) $ *43,096*

   B. Less payment made with SIPC-6 filed (exclude interest)   (*26,791*)
      July 2012
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   *16,305*

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ *16,305*

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ *16,305*

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pagemill Partners LLC
(Name of Corporation, Partnership or other organization)

Christine Marchetta
(Authorized Signature)

Director - Finance
(Title)

Dated the *20th* day of *February*, 20 *13*.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

$ 17,238,345

Item No.
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions

2d. SIPC Net Operating Revenues $ 17,238,345

2e. General Assessment @ .0025 $ 43,096

(to page 1, line 2.A.)

2

IMPORTANT NOTICE TO SIPC MEMBERS

RE: Should you prefer to wire any assessment payments, SIPC's wire instructions are unchanged and they are:

Bank Name:	Citibank, New York
SWIFT:	CITIUS33
ABA#	021000089
Account #:	30801482
Address:	111 WALL STREET
	NEW YORK, NY 10043
	USA

CODING:
2100-207121-021
8899999

Please e-mail or fax a copy of the SIPC assessment form to form@sipc.org or fax 202-371-6728.